Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Provides Update on FDA Review

     TORONTO, April 11 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that the U.S. Food and Drug Administration
("FDA") has upheld their decision regarding the company's appeal of the not substantially equivalent (NSE) letter it received in January 2008 in connection with a premarket submission to expand indication for its skin cholesterol test. In the ruling, the FDA agreed with the company on two of the three issues on appeal, but concluded that the clinical trial data was not sufficient to determine that the product is substantially equivalent to other markers of cardiovascular risk. PreMD submitted the 510(k) notification in
2007 with the data from a clinical study that was based on guidance received from the FDA in 2004.
     "Our situation now is strictly in the area of a scientific disagreement.
There is a well defined process for a scientific dispute resolution, one of the paths we will be exploring immediately," said Brent Norton, president and
CEO of PreMD. "While the agency has agreed with two of the three issues, including the use of CIMT as a clinical endpoint, we are very disappointed with the decision. We continue to believe that our skin cholesterol test is a beneficial product for healthcare providers and patients, as the test adds to our understanding of those at cardiovascular risk."
     The Company disagreed with the original decision as expressed in the NSE determination letter and, in response, appealed the decision via a review with
FDA officials. A written appeal was submitted to the FDA and a meeting was held on March 21, 2008 between PreMD, several medical experts, regulatory consultants, executives from AstraZeneca Pharmaceuticals LP, and various FDA personnel involved in the review process. PreMD presented expert analysis of the data gathered during clinical trials, in particular that data relating to the use of carotid intima wall thickness (CIMT) is a determinant for those at risk of cardiovascular disease. In addition, PreMD argued the appropriateness of a reversal of the FDA's decision.
     Additional information regarding the status of FDA clearance efforts and other business updates will be provided as information becomes available.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com; Ron
Hosking, Vice President Finance and CFO, Tel: (416) 222-3449 ext. 24, Email:
rhosking(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:51e 11-APR-08